**SWCD LLC dba Campfire Capital**

**STATEMENT OF FINANCIAL CONDITION**
**AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**Year Ended December 31, 2021**

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-69309 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SWCD LLC dba Campfire Capital

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

81 Campfire Road
(No. and Street)

| Chappaqua | NY | 10514 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Peter Gaudet | 914-861-2113 | pgaudet@campfirecap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Knight Rolleri Sheppard, CPAS, LLP
(Name – if individual, state last, first, and middle name)

| 2150 Post Road, 5th Floor | Fairfield | CT | 06824 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 03/04/2009 | 3437 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**







**OATH OR AFFIRMATION**

I, Peter Gaudet, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SWCD LLC dba Campfire Capital, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAUREN M CASCONE
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Suffolk County
01CA6384184
MY COMMISSION EXPIRES 12/03/2022

Signature: [signature]

Title: President

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# TABLE OF CONTENTS



Knight • Rolleri • Sheppard CPAS, LLP

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFE

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
  of SWCD LLC dba Campfire Capital

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SWCD LLC dba Campfire Capital as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SWCD LLC dba Campfire Capital as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of SWCD LLC dba Campfire Capital's management. Our responsibility is to express an opinion on SWCD LLC dba Campfire Capital's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SWCD LLC dba Campfire Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*KRSCPAS, LLP*

Knight Rolleri Sheppard CPAS, LLP

We have served as SWCD LLC dba Campfire Capital's auditor since 2016.

Fairfield, Connecticut
February 22, 2022

2150 Post Road, 5th Floor • Fairfield, CT 06824 | 115 E Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

**SWCD LLC dba Campfire Capital**

## STATEMENT OF FINANCIAL CONDITION
**December 31, 2021**

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 111,169 |
| Other current assets | | 5,207 |
| | $ | 116,376 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 39,325 |
| Contingency (note 7) | | |
| | | |
| Member's equity | | 77,051 |
| | $ | 116,376 |

Note 1    **Description of the Company**

SWCD LLC dba Campfire Capital (the "Company") formed on June 19, 2008, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA).  The Company engages in the private placement of securities, mergers & acquisitions advisory services, corporate finance & development services, and investment banking advisory services.  The Company received its FINRA approval for membership on April 29, 2014.  The Company amended its membership agreement with FINRA on June 18, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 2    **Summary of Significant Accounting Policies**

**Cash and Cash Equivalents:**
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.  At December 31, 2021, there were no cash equivalents.

**Property and Equipment**
Property and equipment are recorded at cost and depreciated using straight-line method over the estimated useful lives of the related assets.

**Estimates**
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from those estimates.

**Revenue Recognition**
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606").  The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.  In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Note 2        **Summary of significant accounting policies (continued)**

**Revenue Recognition (continued)**
Revenue from contracts with customers includes fees from investment banking and financial advisory services.  The recognition and measurement of revenue is based on the assessment of individual contract terms.  Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking success fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).  Revenue from financial advisory retainer fees are generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Revenue from financial advisory valuation fees are generally recognized at the point in time that performance under the arrangement is completed.  Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.  At December 31, 2020, contract liabilities were $0.  Disaggregation can be found on statement of operations for the year ended December 31, 2020.

**Accounts Receivable**
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of accounts receivable.  The Company includes accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowances for doubtful accounts.  After all attempts to collect a receivable have failed, the receivable is written off against the allowance.   Based on the information available, the Company believes no allowance for doubtful accounts is necessary as of December 31, 2021.

**Income Taxes**
The sole member of the Company has elected to have the Company taxed as a single member LLC.  Accordingly, the Company is not subject to federal or state income taxes.  All taxable income or loss and tax credits are reflected on the income tax returns of the member.  Tax periods from December 31, 2018 are subject to audit.

Note 3        **Related Party Transactions**
The Company utilizes office space owned by the sole member.  No rent was charged to the Company during the 12 months ended December 31, 2021.

Note 3    **Related Party Transactions (Continued)**
The Company has an exclusive arrangement with Centre Partners, LLC whereby any transaction related to their portfolio companies is affected through Campfire Capital's broker dealer structure. Certain fees associated with these transactions are recorded as revenue, while the commission paid for success fees and the like are paid to registered representatives under the Campfire Capital structure, who are also principals of Centre Partners, LLC. The Company in turn receives an annual retainer of $50,000 and is reimbursed for transaction and regulatory costs of recording these revenues through the Company.

Note 4    **Concentrations**

**Customers**
The Company had four contracts with customers that generated 61% of total annual revenues for the year ended December 31, 2021.

**Cash**
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits.  The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 5    **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.  At December 31, 2021 the Company's net capital was $71,844, which was $66,844 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.55 to 1.

Note 6    **Subsequent Events**
The Company has evaluated subsequent events through February 22, 2022, which is the date the financial statements were available to be issued.

Note 7    **Commitments and Contingencies**
The Company has been named in a claim in a FINRA Dispute Resolution.   Management, in consultation with legal counsel, believes this claim is without merit and ultimate resolution of this proceeding will not have a material adverse effect on the financial condition or results of operations of the Company.

**SWCD LLC dba Campfire Capital**

<u>**NOTES TO FINANCIAL STATEMENT**</u>
**December 31, 2021**
**(See Report of Independent Registered Public Accounting Firm)**

Note 8          <u>**Risks and Uncertainties**</u>
In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic.  This pandemic event has resulted in significant business disruptions and uncertainty in both global and U.S. markets.  While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.